UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number 1-34694

VEON Ltd.
(Translation of registrant’s name into English)

Index Tower (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐.

Information contained in this report

On November 6, 2026, the Registrant issued a press release, earnings release, presentation materials, and supplemental factbook, copies of which are furnished hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 respectively.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release, dated November 6, 2026
99.2	Earnings Release, dated November 6, 2026
99.3	Presentation Materials, dated November 6, 2026
99.4	Supplemental Factbook, dated November 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: November 6, 2026

	By:	/s/ Sebastian Rice
	Name:	Sebastian Rice
	Title:	Group General Counsel